08029217

UNITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

SEC Mail Processing Section

FEB 29 2008

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CAPITAL EQUITIES LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 CUTTER MILL ROAD
(No. and Street)

GREAT NECK (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID H. SCHWARTZ 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE J. KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

10 EAST MAIN STREET (Address) EAST ISLIP (City) NY (State) 11730 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID H. SCHWARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CAPITAL EQUITIES LTD, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL EQUITIES, LTD.
REPORT ON FINANCIAL STATEMENTS
JANUARY 1, 2007 to DECEMBER 31, 2007

INDEX

LAWRENCE J. KAPLAN, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

First Capital Equities, Ltd.
Great Neck, New York

I have audited the accompanying statement of financial condition of First Capital Equities, Ltd. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Equities, Ltd., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence J. Kaplan, CPA, P.C.

East Islip, New York
February 11, 2008

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current Assets		
Cash	$ 387,237	
Interest receivable	1,000	
12B-1 Fees receivable	15,157	
Commissions receivable	5,450	
Due from affiliate	3,025	
Total Assets		$ 411,869

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$ 1,595	
Accrued franchise tax	425	
Total Current Liabilities		$ 2,020
Shareholder's Equity		
Common stock, no par value,		
Authorized - 200 shares		
Issued and outstanding - 100 shares	8,000	
Additional paid-in capital	2,000	
Retained earnings	399,849	
Total Shareholder's Equity		409,849
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 411,869

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues		$ 201,631
Operating Expenses (Note 2)		39,917
OPERATING INCOME		161,714
Interest income	24,153	
Realized loss on investments	(4,848)	
		19,305
		$ 181,019
NET INCOME		

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance - January 1, 2007	100	$ 8,000	$ 2,000	$ 1,010,743
Net Income for The Year	-	-	-	181,019
				$ 1,191,762
Distribution				791,913
BALANCE - DECEMBER 31, 2007	100	$ 8,000	$ 2,000	$ 399,849

See accompanying notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 181,019
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Increase in commissions receivable	$ (2,238)	
Decrease in interest receivable	5,317	
Increase in 12B-1 Fees receivable	(399)	
		2,680
NET CASH PROVIDED BY OPERATING ACTIVITIES		183,699
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Municipal Bonds	474,255	
Sale of NASDQ Securities - net	46,185	520,440
DISTRIBUTION TO SHAREHOLDER		(791,913)
DECREASE IN CASH		(87,774)
Cash - beginning of year		475,011
CASH - END OF YEAR		$ 387,237

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments and Insurance Contracts.

Fixed assets are stated at cost, less accumulated depreciation.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Corporation occupies space in an office leased by a related party. Occupancy and other charges, including administrative expenses, totaled $ 37,822, and are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and minimum net capital requirements of $ 391,667 and $ 5,000 respectively.

SUPPLEMENTARY SCHEDULES

FIRST CAPITAL EQUITIES, LTD.

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE II
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Computation of Net Capital

Total shareholder's equity		$ 409,849
Non-allowable assets:		
12B-1 Fees receivable	$ 15,157	
Other	3,025	
		18,182
NET CAPITAL		$ 391,667

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 134
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 386,667
EXCESS NET CAPITAL AT 1000%	$ 391,465

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 2,020
Ratio of aggregate indebtedness to net capital	.0001

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE III
RECONCILIATION PURSUANT TO RULE 17a-5(d)(a)
DECEMBER 31, 2007

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in 'the unaudited part IIa filing of Form X-17A-5 as of December 31, 2007

Net capital per computation contained herein	$ 391,667
Net capital per computation contained in Part IIa of Form X-17A-5	393,975
DECREASE IN NET CAPITAL	$ 2,308
DECREASE IN NET CAPITAL	
Increase in net income	$ 13,945
Increase in commissions receivable	717
Increase in 12B-1 receivable(non allowable)	(13,228)
Decrease in other allowable receivables	(2,308)
DECREASE IN NET CAPITAL	$ 2,308

See the accompanying independent auditors' report and notes to financial statements.

LAWRENCE J. KAPLAN, CPA, P.C.

SCHEDULE IV

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

First Capital Equities, Ltd.
Great Neck, New York

I have audited the financial statements of First Capital Equities, Ltd. as of and for the year ended December 31, 2007 and have issued my opinion thereon dated February 11, 2008. As part of my audit, I have made an evaluation of the internal control structure of First Capital Equities, Ltd. in effect at December 31, 2007. My evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included the accounting system, and the procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The company is exempt from compliance with Rule 15c-3 and no facts came to my attention indicating that such conditions for exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purpose of my study and evaluation were to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Capital Equities, Ltd. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for other purposes.

Lawrence J. Kaplan, CPA, P.C.

East Islip, New York
February 11, 2008

END

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246